

Mail Stop 3030

September 11, 2009

<u>Via U.S. Mail</u>

Mr. Jost Fischer
Chief Executive Officer
Sirona Dental Systems, Inc.
30-30 47th Avenue, Suite 500
Long Island City, NY   11101

> **Re: Sirona Dental Systems, Inc.**
> **Form 10-K for fiscal year ended September 30, 2008**
> **Filed December 4, 2008**
> **File No. 0-22673**

Dear Mr. Fischer:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief